--------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                               AMENDMENT NO. 1 to
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           TALK AMERICA HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

               4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002 AND
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2004

                                    U97985AB0
                                    879176AD7
                                    879176AF2
                                    879176AA3


                      (CUSIP Number of Class of Securities)

                              ALOYSIUS T. LAWN, IV
                           TALK AMERICA HOLDINGS, INC.
                                 6805 Route 202
                          New Hope, Pennsylvania 18938
                                 (215) 862-1500
                    (Name, address, and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)
                                   Copies to:
                        ---------------------------------
                           Jonathan C. Stapleton, Esq.
                                 Arnold & Porter
                                 399 Park Avenue
                            New York, New York 10022
                               Tel: (212) 715-1111
                               Fax: (212) 715-1399
                        ---------------------------------
                            CALCULATION OF FILING FEE

   TRANSACTION VALUATION(1)                   AMOUNT OF FILING FEE(2)
      ----------------                           ----------------
       $79,937,000                                   $5,329.13


(1) Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange by Talk America Holdings, Inc. ("Talk America") of an aggregate of (i) $61,844,000 principal amount of its 4 1/2% Convertible Subordinated Notes due 2002 for either: (a) $1,000 in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 for each $1,000 in principal amount of notes tendered or (b) $600 principal amount of its new 8%

Convertible Senior Subordinated Notes due 2007 and $100 in cash for each $1,000 in principal amount of notes tendered; and (ii) $18,093,000 principal amount of its 5% Convertible Subordinated Notes due 2004 for $1,000 in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 for each $1,000 in principal amount of notes tendered. Talk America will extend the Exchange Offers to all holders of its outstanding existing notes. Talk America has an accumulated capital deficit. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of one-third of the principal amount of the securities proposed to be acquired.

(2) Previously Paid

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         N/A              Filing Party:          N/A
                           -------------                           -------------
Form or Registration No.:       N/A              Date Filed:            N/A
                           -------------                           -------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                         AMENDMENT NO. 1 TO SCHEDULE TO

         Talk America Holdings, Inc. ("Talk America"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed on February 22, 2002 ("Schedule TO"). This Amendment No. 1 to Talk America's Schedule TO relates to the offers by Talk America to exchange (the "Exchange Offers") (i) up to $61,844,000 of its 4 1/2% Convertible Subordinated Notes due 2002 for either: (a) $1,000 in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 for each $1,000 in principal amount of notes tendered or (b) $600 principal amount of its new 8% Convertible Senior Subordinated Notes due 2007 and $100 in cash for each $1,000 in principal amount of notes tendered; and (ii) up to $18,093,000 of its 5% Convertible Subordinated Notes due 2004 (together with the 4 1/2% Convertible Subordinated Notes due 2002, the "Exchange Offer Securities") for $1,000 in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 (together with the 8% Convertible Senior Subordinated Notes due 2007, the "New Securities") for each $1,000 in principal amount of notes tendered. Talk America will extend the Exchange Offers to all holders of its outstanding existing notes. Talk America reserves the right to extend or terminate the Exchange Offers, in its sole and absolute discretion, which may be for any or no reason, and to otherwise amend the Exchange Offers in any respect. The Exchange Offers are open to all holders of the Exchange Offer Securities, and subject to customary conditions. The Exchange Offers are subject to the terms and conditions set forth in the Offering Circular, dated February 21, 2002, as amended and supplemented by the Supplement to the Offering Circular, dated March 5, 2002 (as amended and supplemented, the "Offering Circular") and in the related revised letter of transmittal and consent. Subject to applicable securities laws and the terms set forth in the Offering Circular, Talk America reserves the right to waive any and all conditions to the Exchange Offers. Except as amended hereby, all of the terms of the Exchange Offers and all disclosure set forth in the Schedule TO previously filed remain unchanged.




ITEM 12. EXHIBITS.
         (a)      (1)(g)    Supplement to Offering Circular dated March 5, 2002.(1)

         (a)      (1)(h)    Revised Letter of Transmittal.(1)

         (a)      (1)(i)    Revised Letter to Broker-Dealers.(1)

         (a)      (1)(j)    Revised Letter to Clients.(1)

         (a)      (1)(k)    Revised Notice of Guaranteed Delivery.(1)

         (a)      (5)(a)    Press release (1)

         (d)      (6)       Indenture, dated as of [        ], 2002, by and between Talk America and
Wilmington Trust Company, as Trustee.(1)

         (d)      (7)       Supplemental Indenture No. 1, dated as of [        ], by and between Talk
America and Wilmington Trust Company, as Trustee.(1)

         (d)      (8)       Supplemental Indenture No. 2, dated as of [        ], by and between Talk
America and Wilmington Trust Company, as Trustee.(1)

         ---------------
         (1) Filed herewith.


                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                      TALK AMERICA HOLDINGS, INC.

                                      By: /s/  Aloysius T. Lawn IV
                                          --------------------------------------
                                          Name:  Aloysius T. Lawn IV
                                          Title:  EVP-General Counsel and
                                                     Secretary

Date March 5, 2002